932787

3-1-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



02024362

For the month of March 2002

STMicroelectronics N.V.
(Translation of Registrant's Name Into English)

Route de Pre-Bois, ICC Bloc A
1215 Geneva 15
Switzerland
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosure:

Shareholder materials for STMicroelectronics' Annual General Meeting of Shareholders of March 27, 2002, including:

(i) Message from the President;

(ii) Report of the Supervisory Board;

(iii) STMicroelectronics' 2001 Unconsolidated Financial Statements; and

(iv) STMicroelectronics' 2001 Consolidated Financial Statements.



Report from the Managing Board

"Message From The President"

STMicroelectronics distinguished itself in several ways during 2001, which turned out to be the worst year in the history of the semiconductor industry. Within the context of 32% and 26% declines, respectively, for the total industry (TAM) and our served market (SAM), ST's revenues declined 18.6% on a year-over-year basis. Importantly, ST was able to:

- report a $ 257 million net profit, while the industry as a whole was heavily in the red;
- increase market share by 0,7 percentage points to 4.5%;
- generate $ 225 million of net operating cash flow, and;
- strengthen an already solid balance sheet, bringing the net financial debt-to-equity ratio to 0.07.

Our Company has a long track record of market outperformance. This trend is particularly impressive when viewed from 1998, which was the trough of the prior cyclical



industry downturn, through 2001. Over that four year period ST's revenues grew at a compounded annual rate of 14.4%, while the industry's growth was only 3.7%.

As a result of our comparatively strong revenue performance, several industry research reports have ranked ST among the world's top five semiconductor companies for 2001, up from the number 6 position in 2000. We are pleased by ST's progression, particularly as our revenues have been derived exclusively from organic growth. By the same token, we want to stress that ST's priority is excellent customer service, and we view our industry ranking as a consequence of our success in this area, rather than an objective in itself.

Of course, size and stature bring with them important advantages, enabling ST to leverage its R&D spending and product/application leadership as well as to position itself to benefit from the inevitable industry consolidation that we expect to occur over the next several years.

Importantly, ST's market share gains were not achieved at the expense of the Company's profitability. In the face of sharply declining demand and pricing pressures



relating to industrywide overcapacity, we undertook a broad range of corporate initiatives to ensure positive bottom-line results.

Capital expenditures were pared back by almost 50% as compared with previous year, and by the fourth quarter of 2001 selling, general and administrative costs had been cut by 27% from the comparable period in 2000. We announced the closure of two 6" wafer fabs and implemented shorter work weeks and temporary closings at other of our manufacturing facilities. In addition to a hiring freeze, normal attrition and a focus on "insourcing", ST's top 350 senior managers voluntarily took mid-year salary cuts ranging from 5% to 10%. All the above actions enabled the Company to avoid the massive personnel lay-offs that characterized much of our industry and to maintain strategic research and development programs and leading-edge wafer fab projects.

With the integrity of the organization intact, ST will have the people in place to effectively serve our customers as macroeconomic and business conditions rebound. And, by firmly tightening our belts in all areas, ST has the financial resources to move ahead with programs that are strategically important to our future growth.



In 2001, no core R&D programs were cut; we started modest volume production in our state-of-the-art 8" wafer fab in Singapore; construction on a 12" wafer pilot line was well underway in Crolles, France, and; construction began on the Company's future 12" wafer fab in Catania, Italy.

These decisions, when taken together with ST's longstanding emphasis on:

- a diversified product portfolio featuring differentiated products;
- selected, high-growth applications within key market segments;
- strategic customer alliances, and;
- efficiently-located global design and manufacturing capability;

add to the Company's ability to anticipate and rapidly respond to the emerging trends that are changing the complexion of our marketplace.

Application convergence will be an important growth driver for the semiconductor industry in the coming years, and ST has already taken a leadership position in this area by mastering its key components, namely: mobility, connectivity, multimedia, storage and security. The convergence era is a direct outgrowth of System-on-Chip (SoC), both requiring a broad range of capabilities – including technology, system know-how,



strategic alliances, intellectual property portfolio, etc... - that ST and only a few other companies in the world possess. For SoC we needed the ability to put different intellectual property blocks on one chip. Convergence requires this and more – the ability to put different IPs relating to different applications on a single chip.

From a consumer standpoint, convergence means that we will be able to use a new generation of electronic appliances - which will evolve from today's mobile phones, televisions, PCs and laptops - each capable of performing a myriad of functions such as accessing the internet, listening to music, sending multimedia messages and elaborating data. The evolution of application convergence will give many of us more freedom to manage our business and personal lives, providing greater functionality to each of the electronic devices we use.

For those semiconductor companies that can master its key elements, convergence promises a compounded annual growth rate that substantially exceeds the industry average. Therefore, while 2001 was, in fact, a dismal year for the sector, we envision a bright future for those companies that, like ST, are well positioned to take advantage of emerging trends.



In our financial statements you will find the facts and figures relating to our performance in 2001, and comparative financial data for prior years.

When I reflect on ST's ability to navigate through the difficult market conditions of 2001, I conclude that once more the difference is in our execution, driven by our people, and our corporate culture. This encompasses the Total Quality Management (TQM) that we embraced several years ago and has now become an integral part of our business philosophy, as well as ST's commitment to remain socially-responsible corporate citizens. I am very proud to say that ST has been, is, and will remain a champion of environmental responsibility and sustainable development, having proven that contributing to a better world can also enhance business performance and profitability. From the social point of view, ST has always endeavored to bring the highest standard of behavior to every part of the world in which we operate. We bring education. We bring technology. And, now we are among the leading participants in working to bridge the digital divide between the technological "haves" and "have nots."

All indications are that 2002 will be another challenging period as industrywide overcapacity will cause continued pricing pressure at least in the first half of the year,



even as end-market demand improves. In addition to adhering to what, to date, has been a winning strategy, ST's management and employees will be working hard in 2002 to profitably build market share and take advantage of opportunities to leverage our strong product and application positions. By emphasizing growth at a rate beyond that of the industry, we look forward to enhancing value for all shareholders and stakeholders.

Sincerely,

Report of the Supervisory Board of

STMicroelectronics N.V. "STM"

In 2001, the semiconductor industry experienced its worst ever downturn. The market correction began abruptly in the last quarter of the year 2000 while the industry specialists were still anticipating for 2001 a growth for the semiconductor industry in most regions of the world.

During 2001, STM's revenues declined by 18.6% while the semiconductor market (TAM) declined by an estimated 32% and STM's served market ("SAM") declined by an estimated 26%. Significantly the Company, with the full concurrence and support of the Supervisory Board, reacted rapidly to the situation by deciding and implementing a program of cost reductions, yield improvements and optimization measures that enabled the Company to avoid the major employee lay-offs that characterized most of the semiconductor industry during such period.

The budgeted capex of $2.5 billion was reduced to $1.7 billion for the year.

As a result of its forceful and timely actions, the Company remained profitable in 2001 with a net income, after impairments and exceptional items, of $257.1 million or $0.29 per diluted share.

Considering these results, and upon the proposal of the Managing Board, we recommend to the General Meeting of Shareholders the adoption of the annual accounts for the financial year 2001 and the distribution, out of the Company's profit realized during 2001, of a cash dividend of $0.04 per share.

Among the important events of the year 2001, we would like to report to the General Meeting of Shareholders the launch in December 2001 by STMicroelectronics Holding II BV, the main shareholder of the Company, of a private placement with institutional investors, concerning 69 millions of the Company's common shares. Concurrently with the share offering, France Telecom completed an offering of Euro 1.5 billion of notes exchangeable into 30 million of Company's common shares with a maturity on December 17, 2004.

Upon approval of the Supervisory Board, the Managing Board has completed a buy-back of 9.4 million common shares of the Company for covering the existing 2001 stock options issued in conformity with the 2001 Stock Option Plan.

During 2001, the Supervisory Board increased the number of its meetings so as to closely monitor the difficult economic situation, and the Company strategy. The specific committees set up by the Supervisory Board were also very active.

The Compensation Committee met four times and upon proposal of the Managing Board, increased the number of employees who benefit from stock option grants as an incentive for their participation to the development of the Company. In addition, employees were offered the opportunity once in the spring and once in the autumn to participate to employee share purchase plans.

During 2001, the Audit Committee met six times and considered the recommendations of the Blue Ribbon Committee issued by the U.S. Securities and Exchange Commission. In particular, the Audit Committee met before each quarterly announcement, examined, in cooperation with the Auditors of the Company in particular, the quarterly accounts, the Company's audit practices, all litigation-related risks, the execution by the Company of the Auditors' recommendations regarding corporate auditing rules as well as the independence of the Company's external Auditors.

The Strategic Committee examined, together with the Company's CEO, every subject of material importance for the Company, in particular plans and projects involving external growth and acquisitions, strategic partnerships, major license agreements and asset purchases, but also the Company's cost reduction program.

On this basis, we are happy to propose to the General Annual Meeting of Shareholders, the following main resolutions:

1. to adopt the annual accounts for the financial year 2001 and to distribute a cash dividend of US$ 0.04 per share;
2. to amend some articles of association of the Company, such as:
    a. Modification of Art. 4.5 with respect to quorum requirements in the event of limitation or exclusion of pre-emptive rights on issuance of new shares;

    b. Modification of Art. 20.2 concerning delegation of certain powers by the Supervisory Board to committees made up of Supervisory Board Members;

    c. Other amendments of an administrative or clerical nature to clarify and update the articles in line with Dutch law; and

    d. Authorization to De Brauw Blackstone Westbroek N.V. to execute the deed of amendment;
3. to renew the mandate of the sole member of the Managing Board, the mandates of the existing members of the Supervisory Board and the mandates of the Auditors for a period of three years up to the Annual General Meeting called in 2005 to adopt the accounts for financial year 2004;
4. to approve a new Stock Option Plan for the members of the Supervisory Board of the Company and professionals for a new period of three years

With respect to the new five year employee Stock Option Plan adopted last year by the General Meeting of Shareholders, we note that 9,599,000 stock options were granted during the first year of such Stock Options Plan for directors, managers and selected employees of the Company.

Date:

Jean-Pierre NOBLANC ________

Bruno STEVE ________

Rémy DULLIEUX ________

Alessandro OVI ________

Francis GAVOIS ________

Riccardo GALLO ________

Tom de WAARD ________

Robert M. WHITE ________

Douglas J. DUNN ________

STMICROELECTRONICS N.V.

ANNUAL REPORT

DECEMBER 31, 2001

STMICROELECTRONICS N.V.

ANNUAL REPORT

DECEMBER 31, 2001

CONTENTS **Page**

APPENDIX

STMicroelectronics N.V. consolidated financial statements
as of December 31, 2001 and the year then ended

STATUTORY DIRECTOR

Pasquale Pistorio

SUPERVISORY DIRECTORS

Jean-Pierre Noblanc
Bruno Steve
Rémy Dullieux
Alessandro Ovi
Robert M. White
Riccardo Gallo
Tom de Waard
Francis Gavois
Douglas Dunn, appointed April 25, 2001

STMICROELECTRONICS N.V.

DIRECTOR'S REPORT

DECEMBER 31, 2001

The director's report is available on request at the Company's office.

Amsterdam, February 1, 2002

STMICROELECTRONICS N.V.
BALANCE SHEET AS AT DECEMBER 31, 2001
(before proposed appropriation of income)

	2001 USD'000	2000 USD'000
ASSETS		
FIXED ASSETS		
Intangible fixed assets	116 428	101 512
Tangible fixed assets	6 586	6 130
Financial fixed assets	5 002 993	5 238 587
Total fixed assets	**5 126 007**	**5 346 229**
CURRENT ASSETS		
Inventories	30 371	19 358
Trade receivables	289 452	272 765
Short term intercompany loans	693 313	451 277
Group companies receivables	421 208	342 918
Other receivables	30 714	53 850
Securities	5 390	35 156
Cash	2 377 376	2 149 197
Total current assets	**3 847 824**	**3 324 521**
TOTAL ASSETS	**8 973 831**	**8 670 750**
SHAREHOLDERS' EQUITY AND LIABILITIES		
SHAREHOLDERS' EQUITY		
Issued and paid in capital	824 071	861 149
Additional paid in capital	1 440 823	1 294 672
Retained earnings	4 336 619	2 920 289
Treasury stock	(233 283)	-
Cumulative translation adjustment	(550 600)	(403 564)
Income for the year	257 067	1 452 103
Total shareholders' equity	**6 074 697**	**6 124 649**
LONG TERM LIABILITIES		
Long term loans	2 304 455	2 342 630
Deferred revenues	11 848	6 000
Total long term liabilities	**2 316 303**	**2 348 630**
SHORT TERM LIABILITIES		
Bank overdraft	-	69
Trade payables	11 615	10 011
Taxes	65 200	75 774
Group companies payables	475 602	97 214
Accrued liabilities	30 414	14 403
Total short term liabilities	**582 831**	**197 471**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**8 973 831**	**8 670 750**

STMICROELECTRONICS N.V.

STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2001

	2001 USD'000	2000 USD'000
Income after taxes	75 857	394 789
Income from subsidiaries	181 210	1 057 314
NET INCOME	**257 067**	**1 452 103**

The accompanying notes form an integral part of the accounts.

STMICROELECTRONICS N.V.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2001

1. GENERAL

A description of STMicroelectronics N.V. ("the Company"), its activities and group structure are included in the attached consolidated financial statements, prepared for United States reporting purposes, which also apply to the company-only financial statements. The Company holds investments in subsidiaries operating in the semiconductor manufacturing industry. Additionally, the Company operates through a branch in Switzerland, which markets a broad range of semiconductor integrated circuits and devices used in a wide variety of microelectronic applications.

In accordance with Article 402, Title 9, Book 2 of the Dutch Civil Code the statement of income is presented in abbreviated form.

2. BASIS OF PRESENTATION

Management of the Company is of the opinion that the functional currency of the Company is the US dollar. Furthermore, the reporting currency of the subsidiaries is also the US dollar. Accordingly, the financial statements of the Company are expressed in US dollars.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

The annual accounts are prepared in accordance with accounting principles generally accepted in the Netherlands. The accounting principles as described in the notes to the consolidated financial statements also apply to the Company-only financial statements, unless indicated otherwise.

Consolidation

The consolidated financial statements of the Company for the year ended December 31, 2001, which are attached, have been prepared in accordance with accounting principles generally accepted in the United States. In management's opinion, the attached consolidated financial statements do not differ materially from those which would have been prepared, had generally accepted Dutch accounting principles been applied, except for the additional disclosures as presented in Notes 18 and 19.

Foreign currencies

The share capital of the Company is denominated in Euro and the year-end balance is translated into US dollars at the year-end exchange rate (Euro/USD 0.8813). The translation differences are taken to the non-distributable cumulative translation adjustment account.

Other non-current assets

Other non-current assets consist of underwriting and issuance costs related to the zero-coupon subordinated convertible notes. These costs are amortized straight-line over the life of the notes being 10 years.

4. INTANGIBLE FIXED ASSETS

	Goodwill	Concessions, licences and rights of intellectual ownership	Total
HISTORICAL COST			
Balance at January 1, 2001	37 522	96 680	134 202
Additions	32 075	53 834	85 909
Write offs	(37 522)	(32 722)	(70 294)
Balance at December 31, 2001	32 075	117 742	149 817
ACCUMULATED AMORTIZATION			
Balance at January 1, 2001	12 448	20 242	32 690
Charge for the year	6 942	21 159	8 494
Write off	(14 737)	(12 665)	(7 795)
Balance at December 31, 2001	4 653	28 736	33 389
NET BOOK VALUE			
At December 31, 2001	27 422	89 006	116 428
At December 31, 2000	25 074	76 438	101 512

5. TANGIBLE FIXED ASSETS

	Furniture and fixtures USD'000	Computer and R&D equipment USD'000	Other USD'000	Total USD'000
HISTORICAL COST				
Balance at January 1, 2001	1 096	6 491	490	8 077
Additions	279	1 940	169	2 388
Disposals	-	(463)	(53)	(516)
Balance at December 31, 2001	1 375	7 968	606	9 949
ACCUMULATED DEPRECIATION				
Balance at January 1, 2001	634	1 061	252	1 947
Charge for the year	208	1 202	113	1 523
Disposals	-	(73)	(34)	(107)
Balance at December 31, 2001	842	2 190	331	3 363
NET BOOK VALUE At December 31, 2001	533	5 778	275	6 586
NET BOOK VALUE At December 31, 2000	462	5 430	238	6 130

6. FINANCIAL FIXED ASSETS

	2001 USD'000	2000 USD'000
Investments in consolidated group companies	4 940 224	5 171 595
Investments	31 536	31 978
Debt issuance costs, net	31 233	35 014
	5 002 993	5 238 587

Investments in consolidated group companies

	2001 USD'000	2000 USD'000
Balance January 1	5 171 595	3 175 893
Income from investments	181 210	1 057 313
Dividends paid	(230 341)	(71 904)
Capital increase	975	1 200 921
Translation effect	(183 215)	(190 628)
Balance December 31	4 940 224	5 171 595

7. INVENTORIES

	2001 USD'000	2000 USD'000
Finished goods	30 371	19 107
Work in progress	-	251
Total inventories	30 371	19 358

8. TRADE RECEIVABLES

Trade receivables mature within one year.

9. SHORT TERM INTERCOMPANY LOANS

During 1997, the Company granted a USD 200 million loan to STMicroelectronics Inc, (USA) repayable in full by December 31, 2000 and bearing an interest of three months LIBOR plus 0.25%. During 1998, the principal amount was increased up to USD 300 million loan. An amount of USD 90 million was repaid during 1999. The final maturity has been extended up to December 31, 2001 for an amount of USD 150 million and up to December 16, 2002 for an amount of USD 60 million bearing an interest rate of three months LIBOR plus 1%. The USD 150 million loan maturity has been extended to March 28, 2002.

On January 5, 1998, the Company granted a ITL 200 billion loan to STMicroelectronics Srl., Italy repayable in full on the date falling three years from draw down date, subject to extension to be agreed between the parties 15 banking days before the final maturity. The loan may be repaid in full or in part at any time before the final maturity subject to 15 banking days prior notice confirmed in writing. The loan is bearing an interest rate of 4%.

9. SHORT TERM INTERCOMPANY LOANS (continued)

The loan maturity has been extended to December 30, 2002. Due to EUR changeover, the value of the loan becomes EUR 103 million (USD 91 million).

On December 1, 2000, the Company granted a EUR 113 million loan to STMicroelectronics Srl (Italy) repayable in full on January 29, 2001 subject to extension to be agreed between the parties 15 banking days time before the final maturity. The loan may be repaid in full or in part at any time before the final maturity, subject to 15 days prior notice confirmed in writing. This loan is bearing interest at 4%. On January 3, 2001 the Company decided to extend the maturity to June 29, 2001 and to make available to STMicroelectronics Srl (Italy) an additional EUR 187 million facility, out of which EUR 106 million was drawn down by STMicroelectronics Srl (Italy). The aggregate EUR 219 million (USD 193 million) loan maturity has been extended to December 30, 2002.

On December 14, 2001, the Company decided to consolidate in one loan of EUR 322 million (USD 284 million) the two existing loans granted to STMicroelectronics Srl (Italy).

On June 14, 2000, the Company granted a USD 40 million loan to STMicroelectronics Inc. (Canada) repayable in full on the date falling three years from the draw down date, being the final maturity. The loan may be repaid in full or in part on an interest payment date by mutual agreement between the parties and subject to a 5 banking days prior written confirmation. The loan is bearing an interest rate of three months LIBOR plus 1%. USD 30 million was repaid in December 2001. The remaining USD 10 million loan has been extended to March 28, 2002.

On January 8, 2001 the Company agreed to grant to STMicroelectronics S.A. (France) a loan facility in an amount not exceeding EUR 300 million. The Company granted a EUR 214 million (USD 189 million) loan to STMicroelectronics S.A. (France) repayable in full on December 28, 2001 being the final maturity. This loan is bearing an interest rate of 4%. The loan maturity has been extended to December 30, 2002.

10. GROUP COMPANIES

	2001 USD'000	2000 USD'000
Trade receivables	312 588	214 686
Other receivables	108 620	128 232
Total group companies receivables	421 208	342 918
Trade payables	408 760	51 380
Other payables	66 842	45 834
Total group companies payables	475 602	97 214

11. SHAREHOLDERS' EQUITY

	Issued and paid in capital USD'000	Additional paid in capital USD'000	Retained earnings USD'000	Treasury stock USD'000	Cumulative translation adjustment USD'000	Income for the year USD'000	Total USD'000
Balance January 1, 2001	861 149	1 294 672	2 920 289	-	(403 564)	1 452 103	6 124 649
Appropriation of 2000 net income	-	-	1 452 103	-	-	(1 452 103)	-
Issuance of shares	8 619	146 151	-	-	-	-	154 770
Dividends paid	-	-	(35 773)	-	-	-	(35 773)
Net income	-	-	-	-	-	257 067	257 067
Treasury stock	-	-	-	(233 283)	-	-	(233 283)
Translation effect and other Comprehensive income	(45 697)	-	-	-	(147 036)	-	(192 733)
Balance December 31, 2001	824 071	1 440 823	4 336 619	(233 283)	(550 600)	257 067	6 074 697

The EURO equivalent of the issued share capital at December 31, 2001 amounts to EURO 935,063,148 (2000: EURO: 925,476,538). For the changes in issued and paid in capital and additional paid in capital we refer to the consolidated financial statements of the Company as attached in the Appendix.

Treasury stock
As of December 31, 2001, 9,400,000 shares of common stock totalling USD 233,283,000 have been repurchased and reflected at cost as a reduction from shareholders' equity. The repurchased shares have been allocated to fund the Company's most recent employee stock option plan. For details on the Company's stock option plans we refer to Note 12 of the consolidated financial statements of the Company.

12. LONG TERM LOANS

In June 1998, the Company issued USD 513,852,000 face value of zero-coupon subordinated convertible notes (LYONs), due 2008, for net proceeds of USD 421,873,000. In May 2001, the Company issued a notice of redemption of all outstanding Liquid Yield Option Notes (LYONs) due 2008. As a result, all of the LYONs due 2008 were converted into common shares.

In September 1999, the Company issued USD 918,530,000 face value of zero-coupon subordinated convertible notes (LYONs), due 2009 for net proceeds of USD 708,288,000. The notes are convertible at any time by the holders at the rate of 26.292 shares of the Company's common stock for each one thousand dollar face value of the notes. The holders may redeem their LYONs on September 22, 2004 at a price of USD 885.91 per one thousand dollar face value of the LYONs. The Company may choose to pay the redemption price in cash or in common shares or a combination of the both. On or after September 22, 2002 and prior to September 22, 2004, the Company may redeem all or a portion of the LYONs for cash. The notes are subordinated to all other and existing and future indebtedness of the Company.

12. LONG TERM LOANS (continued)

In November 2000 the Company issued USD 2,145,923,000 face value of zero coupon unsubordinated convertible bonds, due 2010, for net proceeds of USD 1,457,828,000. The debt discount of USD 665,923,000 is amortized straight-line over the term of the debt and recorded as interest expense. The notes are convertible at any time by the holders at the rate of 9.32 shares of the Company's common stock for each one thousand dollar face value of the notes. The holders may redeem their convertible bonds for cash on January 17, 2005 at a price of US$ 805.15 per thousand dollars face value of the convertible bonds. On or after November 16, 2003 and prior to November 16, 2005, the Company may redeem for cash all, or a portion of the convertible bonds. The notes are unsubordinated to all other and existing and future indebtedness of the Company.

During 2000, USD 333,580,000 face amount of convertible bonds were converted into 17,908,743 shares of common stock. During 2001, USD 128,340,000 face amount of convertible bonds were converted into 6,886,927 shares of common stock.

13. LOANS AND BANKS

The Company has revolving line of credit agreements with several financial institutions totalling USD 80,000,000 (2000: USD 85,000,000). At December 31, 2001 no amounts were drawn on these available lines of credit (2000: nil).

14. GUARANTEES

Guarantees given by the Company to banks of its subsidiaries amounted to approximately USD 901,251,000 at December 31, 2001 (2000: USD 709,616,000).

15. WAGES, SALARIES AND SOCIAL CHARGES

	2001 USD'000	2000 USD'000
Wages and salaries	20 630	16 134
Social charges	4 339	3 198
	24 969	19 332

16. AVERAGE NUMBER OF EMPLOYEES

The average number of persons employed by the Company during the year ended December 31, 2001 was 173 (2000: 165).

17. RENUMERATION TO BOARD OF DIRECTORS AND SUPERVISORY BOARD MEMBERS

In accordance with Article 383.1 no remuneration information of the director is disclosed.

The aggregate cash compensation accrued for 2001 to members of the Supervisory Board by the Company was approximately USD 539,000 and will be paid in 2002 (2000: USD 505,000). Information on the Supervisory Board Option Plan, which was adopted in 1997, is presented in Note 12 of the consolidated annual accounts of the Company.

18. CONSOLIDATED FINANCIAL STATEMENTS OF STMICROELECTRONICS N.V.

The consolidated financial statements of the Company for the year ended December 31, 2001 are attached as an Appendix to these parent Company accounts.

19. ADDITIONAL DISCLOSURES FOR THE ATTACHED CONSOLIDATED FINANCIAL STATEMENTS TO COMPLY WITH DUTCH REQUIREMENTS AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE NETHERLANDS

Intangible fixed assets

	Goodwill	Concessions, licences and rights of intellectual ownership	Total
HISTORICAL COST			
Balance at January 1, 2001	116 898	315 532	432 430
Additions, net	(30 705)	(38 525)	(69 230)
Balance at December 31, 2001	86 193	277 007	363 200
ACCUMULATED AMORTIZATION			
Balance at January 1, 2001	23 391	122 918	146 309
Charge for the year, net	(244)	4 525	4 281
Balance at December 31, 2001	23 147	127 443	150 590
NET BOOK VALUE			
At December 31, 2001	63 046	149 564	212 610
At December 31, 2000	93 507	192 614	286 121

19. ADDITIONAL DISCLOSURES FOR THE ATTACHED CONSOLIDATED FINANCIAL STATEMENTS TO COMPLY WITH DUTCH REQUIREMENTS AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE NETHERLANDS (Continued)

Tangible fixed assets

	Land and buildings	Machinery and buildings	Other tangible fixed assets	Tangible fixed asset under construction and prepayments on tangible fixed assets	Total
	USD'000	USD'000	USD'000	USD'000	USD'000
HISTORICAL COST					
Balance at January 1, 2001	710 456	8 698 233	385 581	495 483	10 289 753
Additions, net	116 921	329 117	4 230	(277 989)	172 279
Balance at December 31, 2001	827 377	9 027 350	389 811	217 494	10 462 032
ACCUMULATED DEPRECIATION					
Balance at January 1, 2001	144 432	3 689 854	254 406	-	4 088 682
Depreciation	659	482 784	1 746	-	485 189
Balance at December 31, 2001	145 081	4 172 638	256 152	-	4 573 871
NET BOOK VALUE					
At December 31, 2001	682 296	4 854 712	133 659	217 494	5 888 161
At December 31, 2000	566 034	5 008 379	131 175	495 483	6 201 071

STMICROELECTRONICS N.V.

OTHER INFORMATION

DECEMBER 31, 2001

1. AUDITORS' REPORT

The report of the auditors, PricewaterhouseCoopers N.V., is presented on page 14

2. APPROPRIATION OF RESULT – PROVISIONS IN COMPANY'S ARTICLES OF ASSOCIATION

The Managing Directors, with the approval of the Supervisory Board, are allowed to allocate net income to a reserve fund. The Articles of Association provide that the net result for the year, after deduction of the aforementioned allocation to the reserve fund, is subject to the disposition by the Annual General Meeting of Shareholders.

In the case that a net loss for the year exceeds retained earnings, no dividend payments are allowed until the loss has been recovered from net income in future years.

3. SUBSEQUENT EVENTS

There are no matters to report.



PricewaterhouseCoopers N.V.
Accountants
Atrium
Strawinskylaan 3127
1077 ZX Amsterdam
P.O. Box 7067
1007 JB Amsterdam
The Netherlands
Telephone +31 (20) 568 41 00
Facsimile +31 (20) 568 41 50
www.pwcglobal.com/nl

AUDITORS' REPORT

Introduction

We have audited the 2001 financial statements of STMicroelectronics N.V., Amsterdam. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the financial position of the Company as of December 31, 2001 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9, Book 2 of the Dutch Civil Code.

PricewaterhouseCoopers N.V.

PricewaterhouseCoopers N.V.
Amsterdam, February 1, 2002

STMICROELECTRONICS N.V.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001



PricewaterhouseCoopers N.V.
Accountants
Atrium
Strawinskylaan 3127
1077 ZX Amsterdam
P.O. Box 7067
1007 JB Amsterdam
The Netherlands
Telephone +31 (20) 568 41 00
Facsimile +31 (20) 568 41 50

REPORT OF INDEPENDENT ACCOUNTANTS

In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of income, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of STMicroelectronics N.V. and its subsidiaries at December 31, 2001 and December 31, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers N.V.

PricewaterhouseCoopers N.V.
Amsterdam, February 1, 2002

STMicroelectronics N.V.

CONSOLIDATED STATEMENT OF INCOME

In thousands of U.S. dollars except per share amounts	Year ended December 31, 1999	December 31, 2000	December 31, 2001
Net sales	5,023,109	7,764,404	6,303,913
Other revenues	33,167	48,799	52,983
Net revenues	**5,056,276**	**7,813,203**	**6,356,896**
Cost of sales	-3,054,476	-4,216,921	-4,046,999
Gross profit	**2,001,800**	**3,596,282**	**2,309,897**
Selling, general and administrative	-534,178	-703,675	-641,443
Research and development	-835,964	-1,026,348	-977,931
Other income and expenses	39,840	-83,533	-6,019
Impairment and restructuring charges	---	---	-345,515
Operating income	**671,498**	**1,782,726**	**338,989**
Net interest income (expense)	35,624	46,703	-13,040
Equity in loss of joint ventures	---	---	-4,790
Income before income taxes and minority interests	**707,122**	**1,829,429**	**321,159**
Income tax expense	-157,214	-375,119	-61,060
Income before minority interests	**549,908**	**1,454,310**	**260,099**
Minority interests	-2,656	-2,207	-3,032
Net income	**547,252**	**1,452,103**	**257,067**
Earnings per share (Basic)	0.64	1.64	0.29
Earnings per share (Diluted)	0.62	1.58	0.29

The accompanying notes are an integral part of these consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED BALANCE SHEET

In thousands of U.S. dollars	As at décembre 31, 2000	As at December 31, 2001
Assets		
Current assets		
Cash and cash equivalents	2 295 703	2 438 816
Marketable securities	35 155	5 390
Trade accounts receivable	1 496 446	902 366
Inventories	876 476	742 469
Other receivables and assets	554 035	468 618
Total current assets	**5 257 815**	**4 557 659**
Intangible assets, net	286 121	212 610
Property, plant and equipment, net	6 201 071	5 888 161
Investments and other non-current assets	135 488	139 087
	6 622 680	**6 239 858**
Total assets	**11 880 495**	**10 797 517**
Liabilities and shareholders' equity		
Current liabilities		
Bank overdrafts	35 599	32 750
Current portion of long-term debt	105 972	96 528
Trade accounts and notes payable	1 745 553	936 127
Other payables and accrued liabilities	509 165	409 542
Accrued and deferred income tax	299 638	212 402
Total current liabilities	**2 695 927**	**1 687 349**
Long- term debt	2 700 482	2 771 527
Reserves for pension and termination indemnities	110 244	115 751
Other non-current liabilities	216 235	112 213
	3 026 961	**2 999 491**
Total liabilities	**5 722 888**	**4 686 840**
Commitments and contingencies		
Minority interests	32 958	35 980
Common stock	1 133 739	1 142 358
Capital surplus	1 689 824	1 835 975
Accumulated result	3 977 316	4 198 610
Accumulated other comprehensive loss	-676 230	-868 963
Treasury stock	---	-233 283
Shareholders' equity	**6 124 649**	**6 074 697**
Total liabilities and shareholders' equity	**11 880 495**	**10 797 517**

The accompanying notes are an integral part of these consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

In thousands of U.S. dollars, except per share amounts

	Common Stock	Capital Surplus	Treasury Stock	Accumulated Result	Accumulated Other Comprehensive Loss	Shareholders' Equity
Balance as of December 31, 1998	**1,096,743**	**1,135,526**		**2,027,413**	**-176,372**	**4,083,310**
Capital increase	15,937	259,781				**275,718**
Comprehensive income:						
Net Income				547,252		547,252
Other comprehensive loss, net of tax					-319,491	-319,491
Comprehensive income						**227,761**
Dividends, $0.027 per share				-22,848		-22,848
Balance as of December 31, 1999	1,112,680	1,395,307		2,551,817	-495,863	4,563,941
Capital increase	21,059	294,517				315,576
Comprehensive income:						
Net Income				1,452,103		1,452,103
Other comprehensive loss, net of tax					-180,367	-180,367
Comprehensive income						1,271,736
Dividends, $0.03 per share				-26,604		-26,604
Balance as of December 31, 2000	1,133,739	1,689,824		3,977,316	-676,230	6,124,649
Capital increase	**8,619**	**146,151**				**154,770**
Repurchase of common stock			**-233,283**			**-233,283**
Comprehensive income:						
Net Income				**257,067**		**257,067**
Other comprehensive loss, net of tax					**-192,733**	**-192,733**
Comprehensive income						**64,334**
Dividends, $0.04 per share				**-35,773**		**-35,773**
Balance as of December 31, 2001	**1,142,358**	**1,835,975**	**-233,283**	**4,198,610**	**-868,963**	**6,074,697**

The accompanying notes are an integral part of these consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENT OF CASH FLOWS

In thousands of U.S. dollars	Year ended		
	December 31, 1999	December 31, 2000	December 31, 2001
Cash flows from operating activities:			
Net income	547 252	1 452 102	257 067
Add (deduct) non-cash items:			
Depreciation and amortization	806 789	1 108 180	1 320 222
Amortization of discount on convertible debt	12 576	29 077	78 712
Impairment and restructuring charges	---	---	345 515
Gain on the sale of marketable securities	---	-8 952	-27 153
Other non-cash items	4 285	10 133	12 674
Minority interest in net income of subsidiaries	2 656	2 207	3 032
Deferred taxes	28 711	-4 535	-82 740
Changes in assets and liabilities:			
Trade accounts receivable	-164 564	-631 049	544 905
Inventories	-38 340	-299 993	93 642
Trade accounts and notes payable	208 899	579 436	-444 773
Other assets and liabilities, net	61 018	186 214	-49 078
Net cash provided by operating activities	**1 469 282**	**2 422 820**	**2 052 026**
Cash flows from investing activities:			
Payment for purchases of tangible assets	-1 347 537	-3 327 501	-1 699 775
Proceeds from the sale of marketable securities	---	9 901	30,509
Other investing activities	-190 290	-240 591	-126 854
Net cash used in investing activities	**-1 537 827**	**-3 558 191**	**-1 796 121**
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	756 836	1 661 202	556 636
Repayment of long-term debt	-48 080	-87 223	-433 353
Increase (decrease) in short-term facilities	-110 308	30 665	4 472
Capital increase	230 437	38 175	43 186
Payments to acquire treasury stock	---	---	-233 283
Dividends paid	-22 848	-26 603	-35 773
Net cash provided (used) by financing activities	**806 037**	**1 616 216**	**-98 115**
Effect of changes in exchange rates	-15 158	-8 228	-14 677
Net cash increase	**722 334**	**472 617**	**143 113**
Cash and cash equivalents at beginning of the period	**1 100 752**	**1 823 086**	**2 295 703**
Cash and cash equivalents at end of the period	**1 823 086**	**2 295 703**	**2 438 816**

The accompanying notes are an integral part of these consolidated financial statements

Notes to consolidated financial statements

(In thousands of U.S. dollars, except per share amounts)

1. The Company

STMicroelectronics N.V. (the "Company") was formed in 1987 with the name of SGS-THOMSON Microelectronics by the combination of the semiconductor business of SGS Microelettronica (then owned by Società Finanziaria Telefonica (S.T.E.T.), an Italian corporation) and the non-military business of Thomson Semiconducteurs (then owned by Thomson-CSF, a French corporation) whereby each company contributed their respective semiconductor businesses in exchange for a 50% interest in the Company. The Company designs, develops, manufactures and markets a broad range of semiconductor integrated circuits and discrete devices that are used in a wide variety of microelectronic applications.

The Company is registered in The Netherlands with its statutory domicile in Amsterdam.

At December 31, 2001, 35.64% of issued shares of the Company (December 31, 2000: 43.77%) was owned by STMicroelectronics Holding II B.V., 63.31 % was owned by the public (December 31, 2000: 56.23%), and 1.05% constituted treasury shares (December 31, 2000: 0.00%) .

At December 31, 2000, and at December 31, 2001, STMicroelectronics Holding II B.V. was 100% owned by STMicroelectronics Holding N.V.

At December 31, 2000, STMicroelectronics Holding N.V. was owned as follows:

- 50% by FT1CI, a French holding company, whose shareholders were CEA-Industrie (51%) and France Telecom (49%)

- 50% by Finmeccanica, an Italian holding company, whose shareholders were the Instituto per la Ricostruzione Industriale S.p.a. (I.R.I.) (5%), the Italian Ministry of Treasury (32%) and the public (63%)

At December 31, 2001, STMicroelectronics Holding N.V. was owned as follows:

- 49% by FT1CI, a French holding company, whose shareholders are Areva (64%) (formerly known as CEA-Industrie) and France Telecom (36%)

- 51% by Finmeccanica, an Italian holding company, whose shareholders are the Italian Ministry of Treasury (32%) and the public (68%).

Under a shareholder's agreement terminating in December 2003, the French shareholder, FT1CI, and the Italian shareholder, Finmeccanica, have agreed to manage their interest in the Company through STMicroelectronics Holding II B.V. and to hold equal voting rights in STMicroelectronics Holding II B.V.

2. Summary of accounting policies

2.1) Principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).
The Company's consolidated financial statements include the assets, liabilities and results of operations of its majority-owned subsidiaries. The ownership of other interest holders is reflected as minority interests. Intercompany balances and transactions have been eliminated in consolidation.

2.2) Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes to the financial statements.
Actual results could differ from those estimates and may affect amounts reported in future periods.

2.3) Foreign currency

The U.S. dollar is the reporting currency for the Company because the dollar is the currency of reference in terms of market pricing in the world-wide semiconductor industry.
Furthermore, there is no currency in which the majority of transactions are denominated, and revenues from external sales in U.S. dollars exceed revenues in any other currency.

The functional currency of each subsidiary throughout the group is generally the local currency.
For consolidation purposes, assets and liabilities of these subsidiaries are translated at current rates of exchange at the balance sheet date. Income and expense items are translated at the average exchange rate for the period. The effects of translating the financial position and results of operations from local functional currencies are included in "other comprehensive income".

Assets, liabilities, revenue, expenses, gains or losses arising from foreign currency transactions are recorded in the functional currency of the recording entity at the exchange rate in effect at the date of the transaction. At each balance sheet date, recorded balances denominated in a currency other than the recording entity's functional currency are translated at the exchange rate prevailing at that date. The related exchange gains and losses are recorded in the income statement.

The Company conducts its business on a global basis in various major international currencies. As a result, it is exposed to adverse movements in foreign currency exchange rates. The Company does enter into foreign exchange forward contracts and currency options to neutralize its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies in the Company's subsidiaries.

For the years ended December 31, 1999 and 2000, the recognition of gains and losses for forward foreign currency exchange contracts and currency options that were considered identifiable hedges was deferred until settlement of the underlying commitments. Realized gains and losses were recorded as other income or expense when the underlying exposure materialized or the hedged transaction was no longer expected to occur. The discount or premium on these forward contracts designated as a hedge, was recorded as an asset or liability and amortized to interest expense over the term of the contract. For the forward contracts and currency options that were not considered identifiable hedges, gains and losses were recorded at each reporting period as other income or expense based on the fair market value of the forward contract.

During the first quarter of 2001, the Company adopted Statement of Financial Accounting Standards No. 133 (FAS 133), "Accounting for Derivative Instruments and Hedging Activities" and determined that the statement did not have a material impact on its consolidated results of operations, financial position or financial disclosure. This statement establishes accounting and reporting standards for derivative instruments and requires recognition of all derivatives as assets or liabilities in the balance sheet, and the measurement of those instruments at fair value.
The Company's only derivative instruments include forward foreign currency exchange contracts and currency options that do not qualify as hedging instruments under FAS 133. These instruments are marked-to-market based on the forward rates and option prices provided by independent banking institutions and the gains or losses are recorded as other income or expense.

(In thousands of U.S. dollars, except per share amounts)

2.4) Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation.

2.5) Income recognition

*** Sales**

Revenue on sales of semiconductor products is recognized upon transfer of the ownership of the goods at shipment. A portion of the Company's sales are made to distributors who participate in certain programs common in the semiconductor industry whereby the distributors are allowed to return merchandise under certain circumstances and may receive future price reductions. Provision is made at the time of sale for estimated product returns and price protection which may occur under programs the Company has with these customers.

*** Fundings**

Government fundings are recognized as the related costs are incurred, commencing when the fundings' contract is signed with the relevant government department or agency. Government fundings for research and development are included in "other income and expenses". Government fundings for capital expenditures are deducted from the cost of the related fixed assets and reduce depreciation over the assets' remaining estimated useful lives.

*** Other revenue**

Other revenue consists of co-development contract fees, certain contract indemnity payments and patent royalty income. Other revenue is recognized rateably over the term of the agreement.

In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No. 101, *"Revenue Recognition in Financial Statements"* ("SAB 101"), providing the staff's view on applying generally accepted accounting principles to selected revenue recognition issues. The Company adopted SAB 101 in the fourth quarter of 2000, as required. The adoption of SAB 101 did not have a material effect on the Company's financial position or overall trends in results of operations.

2.6) Advertising costs

Advertising costs are expensed as incurred. Advertising expenses for 1999, 2000 and 2001 were $21,102, $30,421 and $21,184 respectively.

2.7) Research and development

Research and development costs are charged to expense as incurred. Research and development costs include costs incurred by the Company as well as the Company's share of costs incurred by other research and development interest groups.

2.8) Start-up costs

Start-up costs represent manufacturing costs incurred in the Company's new manufacturing facilities, before reaching a minimum level of production, are included in "other income and expenses" in the accompanying consolidated statement of income.

2.9) Income taxes

The provision for current taxes represents the income taxes expected to be payable for the current year. Deferred tax assets and liabilities are recorded for all temporary differences arising between the tax and book bases of assets and liabilities and for the benefits of tax credits and loss carryforwards. Those deferred tax assets and liabilities are measured using the enacted tax rates at which they are expected to be realized or paid. A valuation allowance is provided where necessary to reduce deferred tax assets to the amount for which management considers the possibility of recovery to be more likely than not.

2.10) Earnings per share

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the period.
Diluted earnings per share are computed by dividing net income (add-back interest expense, net of tax effects, related to convertible debt) by the weighted average number of common shares and common share equivalents outstanding during the period. The weighted average shares used to compute diluted earnings per share include the incremental shares of common stock relating to outstanding options and convertible debt to the extent such incremental shares are dilutive.

2.11) Cash equivalents

All highly liquid investments purchased with an original maturity of ninety days or less are considered to be cash equivalents.

2.12) Marketable securities

Management determines the appropriate classification of debt and equity securities at the time of purchase and reassesses the classification at each reporting date. Certain marketable securities, which do not have a readily determinable fair value, are carried at cost. Those marketable securities classified as available-for-sale are reported at fair value with net unrealized gains or losses reported as a separate component of comprehensive income in the statement of shareholders' equity. Other than temporary losses are recorded in net income based on the Company's assessment of any significant, sustained reductions in the investment's market value and of the market indicators affecting the securities. Gains and losses on securities sold are determined based on the specific identification method and are recorded as other income or expense.

2.13) Trade accounts receivable

Trade accounts receivable are stated net of allowances for doubtful accounts.
In addition to any specifically identified amounts, the Company records a general provision of 1.5% for potentially uncollectable balances.

2.14) Inventories

Inventories are stated at the lower of cost or market. Cost is computed by adjusting standard cost to approximate actual cost on a quarterly average basis. Appropriate provisions are estimated for uncommitted inventories based on order backlog and the previous quarter's sales, and obsolete stock is written-off as identified.

2.15) Intangible assets

Intangible assets include the cost of technologies and licenses purchased from third parties, amortized over a period ranging from three to seven years, and goodwill acquired in business combinations amortized over its estimated useful life, generally three to five years. Intangible assets are reflected net of any impairment losses. The carrying value of intangibles is evaluated whenever changes in circumstances indicate the carrying amount may not be recoverable.
In determining recoverability, the Company estimates the expected future cash flow and compares this to the carrying value of the identifiable intangibles. If the anticipated undiscounted future cash flows are less than the carrying amount, the Company recognizes an impairment loss for the difference between the carrying amount of the assets and their estimated fair value. Significant estimates used in determining expected undiscounted future cash flows include the applicable industry's evolution, the Company's market penetration and the market acceptance of certain new technologies.

2.16) Property, plant and equipment

Property, plant and equipment are stated at cost, net of government fundings and any impairment losses.. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation is computed using the straight-line method over the following estimated useful lives:

Buildings	33 years
Leasehold improvements	10 years
Machinery and equipment	6 years
Computer and R&D equipment	3-6 years
Other	2-5 years

Similar to intangible assets, any impairment losses are based on the difference between the carrying value and their estimated fair value after assessing the expected undiscounted future cash flows. Significant estimates used to determine expected undiscounted future cash flows include the industry evolution, utilization of fabrication facilities and the ability to upgrade such sites, changes in selling price and the adoption of new technologies.

Assets subject to leasing agreements and classified as capital leases are included in property, plant and equipment and depreciated over the shorter of the estimated useful life or the lease term.

When property, plant or equipment is retired or otherwise disposed of, the net book value of the asset is removed from the Company's books and the net gain or loss is included in "other income and expenses".

2.17) Investments

The equity accounting method is used to account for joint ventures when the Company has both a 20% to 50% equity interest and the ability to exercise significant influence over the investee.

The Company also holds certain equity investments constituting less than 20% ownership of the investee. These investments are carried at historical cost. Although the market value of the investments is not readily determinable, management believes the fair value of these investments exceed their carrying amounts.

For those investments with readily determinable market values, the Company has accounted for those investments as available-for-sale. These investments are reported at fair value with the net unrealized gains or losses reported as a separate component of comprehensive income in the statement of shareholders' equity. Other than temporary losses recorded in net income are based on the Company's assessment of any significant, sustained reductions in the investment's market value and of the market indicators affecting the securities.
Gains and losses on investments sold are determined on the specific identification method and are recorded as other

income or expense.

(In thousands of U.S. dollars, except per share amounts)

2.18) Pension and termination indemnities

The Company sponsors various retirement plans for its employees; such plans include both defined benefit and defined contribution plans.
Upon retirement, the Company's employees receive benefits provided by the pension plan arrangements.
These plans conform with local regulations and practices of the countries in which the Company operates.
Assumptions used in calculating net periodic pension cost are determined by input from independent actuaries.

2.19) Comprehensive income

Comprehensive income is defined as the change in equity of a business during a period from transactions and circumstances related to non-shareholder sources, and includes all changes in equity except those resulting from investment by shareholders and distributions to shareholders.
In the Company's case, "other comprehensive loss" consists of foreign currency translation adjustments, the unrealized gain or loss on marketable securities classified as available-for-sale and the excess of the minimum pension liability over the unrecognized prior service cost of certain pension plans.

2.20) Stock splits

In April 2000, the Company's shareholders approved a three-for-one stock split of the Company's common stock.
The record date for the stock split was May 5, 2000, and the distribution date was May 6, 2000.
All earnings per share amounts, references to common stock, shareholders' equity amounts and stock option plan data have been restated as if the stock splits had occurred as of the earliest period presented.

2.21) New accounting pronouncements

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, *Business Combinations* ("FAS 141"), which is applicable for all business combinations initiated after June 30, 2001. This statement eliminates the use of the pooling-of-interests method and provides specific criteria for the recognition of intangible assets apart from goodwill. The Company has not entered into any business combinations, which would require the application of FAS 141.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangibles Assets* ("FAS 142"), which will be effective for fiscal years beginning after December 15, 2001. FAS 142 primarily addresses the accounting that must be applied to goodwill and intangible assets subsequent to their initial recognition. In particular, the statement requires that goodwill and indefinite lived intangible assets be no longer amortized but be subject to annual impairment tests to determine the appropriate carrying value. FAS 142 also requires the reclassification of any intangible assets which do not meet the FAS 141 criteria for recognition separately from goodwill. The Company will adopt the standards required by this statement in the first quarter of 2002. Management is in the process of fully evaluating the impact, if any, that this new standard may have on future consolidated results of operations, financial position, or financial statement disclosure. For the period ending December 31, 2001, the Company has continued to evaluate intangible assets and goodwill under Statement of Financial Accounting Standard No.121, ("FAS 121"), *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.*

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("FAS 144").
This statement retains the requirements of FAS 121 to recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows.

(In thousands of U.S. dollars, except per share amounts)

The Company will adopt the standards required by this statement in the first quarter of 2002. Management is in the process of fully evaluating the impact, if any, that this new standard may have on future consolidated results of operations, financial position, or financial statement disclosure.

3. Consolidated entities

The consolidated financial statements include the accounts of STMicroelectronics N.V. and the following entities as of December 31, 2001:

Legal Seat	Name	Percentage Ownership (Direct or Indirect)
Australia	STMicroelectronics PTY LTD	100
Brazil	STMicroelectronics Ltda	100
Canada	STMicroelectronics (Canada), Inc.	100
China	Shenzhen STS Microelectronics Co. LTD	60
China	STMicroelectronics (Shanghai) Co. LTD.	100
Czech Republic	STMicroelectronics Design and Application s.r.o	100
Finland	STMicroelectronics OY	100
France	STMicroelectronics S.A.	100
France	STMicroelectronics(Rousset) S.A.S.	100
France	Waferscale Integration Sarl	100
Germany	STMicroelectronics GmbH	100
Hong Kong	STMicroelectronics LTD	100
India	STMicroelectronics Pvt Ltd	100
Israel	STMicroelectronics Ltd	100
Italy	Accent S.R.L.	51
Italy	CO.RI.M.ME.	100
Italy	STMicroelectronics S.R.L.	100
Japan	STMicroelectronics KK	100
Malaysia	STMicroelectronics (Malaysia) SDN BHD	100
Malaysia	STMicroelectronics SDN BHD	100
Malta	STMicroelectronics LTD	100
Morocco	Electronic Holding S.A.	100
Morocco	STMicroelectronics S.A.	100
Singapore	STMicroelectronics ASIA PACIFIC PTE LTD	100
Singapore	STMicroelectronics PTE LTD	100
Spain	STMicroelectronics S.A.	100
Sweden	STMicroelectronics A.B.	100
Switzerland	STMicroelectronics S.A.	100
United Kingdom	STMicroelecrtonics E.E.I.G.	100
United Kingdom	STMicroelectronics LTD	100
United Kingdom	Inmos ltd	100
United Kingdom	Thomson Components LTD	100
United States	Metaflow Technologies Inc.	100
United States	STMicroelectronics (RB), Inc.	100
United States	STMicroelectronics Inc.	100
United States	STMicroelectronics Leasing Co. Inc.	100
United States	The Portland Group, Incorporated	100

Notes to consolidated financial statements

(In thousands of U.S. dollars, except per share amounts)

4. Joint venture

During the third quarter of 2001, the Company and Hitachi, Ltd. formed a joint venture to develop and license RISC microprocessors. The joint venture, SuperH, Inc., was capitalized with the Company's contribution of $14,880 of cash plus internally developed technologies with an agreed intrinsic value of $14,160 for a 44% interest. Hitachi, Ltd. contributed $36,960 of cash for a 56% interest.
Under the agreement, the Company could be required to additionally contribute up to $25,120 in cash to the joint venture through September, 2003.

The Company is accounting for its 44% share of the joint venture under the equity method based on the actual results of the joint venture. At December 31, 2001, the Company 's investment totaled $10,090 and is reflected in "investment and other non-current assets". The losses from the joint venture are shown separately in the consolidated statement of income.

5. Available-for-sale marketable securities

The Company has classified certain marketable securities as available-for-sale, which relate to equity securities held as strategic investments in various companies. These marketable securities are classified as current and non-current assets and consist of the following :

December 31, 2000	Cost	Unrealized gain	Unrealized loss	Fair value
Equity securities classified as current assets	4,050	31,106	--	35,156
Equity securities classified as non-current assets	27,781	--	-20,844	6,937
Total	31,831	31,106	-20,844	42,093

December 31, 2001	**Cost**	**Unrealized gain**	**Unrealized loss**	**Fair value**
Equity securities classified as current assets	**541**	**2,645**	**--**	**3,186**
Equity securities classified as non-current assets	**5,735**	**--**	**-2,442**	**3,293**
Total	**6,276**	**2,645**	**-2,442**	**6,479**

For fiscal years 1999, 2000 and 2001, gross realized gains associated with the sale of the investments were $0, $8,952 and $24,990 respectively.

6. Trade accounts receivable

Trade accounts receivable consist of the following:

	December 31, 2000	**December 31, 2001**
Trade accounts receivable	1,512,270	**921,761**
Less valuation allowance	-15,824	**-19,395**
Total	1,496,446	**902,366**

In 1999, 2000 and 2001, one customer, the Nokia group of companies, represented 11.4%, 13.4% and 19.3% of of consolidated net revenues, respectively.

(In thousands of U.S. dollars, except per share amounts)

7. Inventories

Inventories consist of the following:

	December 31, 2000	**December 31, 2001**
Raw materials	88,501	**52,426**
Work-in-process	588,263	**534,020**
Finished products	199,712	**156,023**
Total	876,476	**742,469**

The Company recorded a special inventory charge for obsolescence of $70.7 million in cost of sales in the second quarter of 2001. This charge was due to the cancellation of customers' order backlog that resulted in unusable quantities of work-in-process and finished goods inventory.

8. Other receivables and assets

Other receivables and assets consist of the following:

	December 31, 2000	**December 31, 2001**
Receivables from government agencies	139,418	**71,616**
Taxes and other government receivables	99,499	**2,164**
Down payment to suppliers	20,283	**22,146**
Loans to employees	3,914	**8,655**
Prepaid expenses	71,800	**152,017**
Sundry debtors	97,708	**120,876**
Deferred tax assets	71,651	**53,253**
Other	49,762	**37,891**
Total	554,035	**468,618**

Receivables from government agencies relate to research and development contracts, industrialization contracts and capital expenditures.

9. Intangible assets

Intangible assets consist of the following:

	December 31, 2000	**December 31, 2001**
Goodwill	116,898	**86,193**
Technologies and licenses	315,532	**277,007**
Less accumulated amortization	-146,309	**-150,590**
Total	286,121	**212,610**

In the second quarter of 2001, an impairment charge was recorded to reduce the carrying value of intangible assets by $97,300. See Note 19.

(In thousands of U.S. dollars, except per share amounts)

10. Property, plant and equipment

Property, plant and equipment consist of the following:

December 31, 2000	Gross	Depreciation	Net
Land and buildings	710,456	-144,422	566,034
Machinery and equipment	8,698,233	-3,689,854	5,008,379
Other tangible fixed assets	385,581	-254,406	131,175
Construction in progress	495,483	--	495,483
Total	10,289,753	-4,088,682	6,201,071

December 31, 2001	**Gross**	**Depreciation**	**Net**
Land and buildings	**827,377**	**-145,081**	**682,296**
Machinery and equipment	**9,027,350**	**-4,172,638**	**4,854,712**
Other tangible fixed assets	**389,811**	**-256,152**	**133,659**
Construction in progress	**217,494**	**--**	**217,494**
Total	**10,462,032**	**-4,573,871**	**5,888,161**

In the second and third quarters of 2001, an impairment charge was recorded to reduce the carrying values of property plant and equipment by $176,700 and $23,300, respectively. See Note 19.

11. Investments and other non-current assets

Investments and other non-current assets consist of the following:

	December 31, 2000	**December 31, 2001**
Investments	18,132	**31,720**
Long-term deposits and receivables	66,426	**57,879**
Deferred tax assets	15,916	**18,255**
Debt issuance costs, net	35,014	**31,233**
Total	135,488	**139,087**

In the second quarter of 2001, an impairment charge was recorded to reduce the carrying value of certain investments by $22,300. See Note 19.

12. Shareholders' equity

Public offerings of shares

In connection with a secondary offering of common stock in September 1999, the Company issued 8,970,000 new shares of common stock, which resulted in an increase in common stock and capital surplus of $9,740 and $207,027, respectively.

(In thousands of U.S. dollars, except per share amounts)

Outstanding shares

The authorized share capital of the Company is EUR 1,809,600,000, consisting of 1,200,000,000 common shares and 540,000,000 preference shares each with a nominal value of EUR 1.04. As of December 31, 1999, 2000, and 2001 the number of shares of common stock outstanding was 869,424,420 shares, 889,881,287 shares and 889,699,181 shares respectively. There were no preference shares outstanding as of December 31, 1999, 2000 and 2001.

Preference shares

The 540,000,000 preference shares entitle a holder to full voting rights and to a preferential right to dividends and distributions upon liquidation. The Company entered into an option agreement with ST Holding II B.V. in order to protect the Company from a hostile takeover or other similar action. The option agreement provides for 540,000,000 preference shares to be issued to ST Holding II B.V. upon their request based on approval by the Company's Supervisory Board. ST Holding II B.V. would be required to pay at least 25% of the par value of the preference shares to be issued, and to retain ownership of at least 30% of the Company's issued share capital.

Treasury shares

As of December 31, 2001, 9,400,000 shares of common stock totaling $233,283 have been repurchased and reflected at cost as a reduction of shareholders' equity.
The repurchased shares have been designated to fund the Company's most recent employee stock option plan.

Stock option plans

In 1995, the Shareholders voted to adopt the 1995 Stock Option Plan (the "1995 Plan") whereby options for up to 33,000,000 shares may be granted in installments over a five year period. Under the 1995 Plan, the options may be granted to purchase shares of common stock at a price not lower than the market price of the shares on the date of grant. Under the 1995 Plan at December 31, 2001, 17,495,780 of the granted options outstanding vest 50% after three years and 50% after four years following the date of the grant; 7,254,096 of the granted options vest 32% after two years, 32% after three years and 36% after four years following the date of the grant.

In 1996, the Shareholders voted to adopt the Supervisory Board Option Plan whereby each member of the Supervisory Board was eligible to receive, during the three year period 1996-1998, 18,000 options for 1996 and 9,000 options for both 1997 and 1998, to purchase shares of common stock at the closing market price of the shares on the date of the grant. In the same three-year period, each professional of the Supervisory Board was eligible to receive 9,000 options for 1996 and 4,500 options for both 1997 and 1998.
Under the Plan, the options vest over one year and are exercisable for a period expiring eight years from the date of grant.

In 1999, the Shareholders voted to renew the Supervisory Board Option Plan whereby each member of the Supervisory Board may receive, during the three year period 1999-2001, 18,000 options for 1999 and 9,000 options for both 2000 and 2001, to purchase shares of capital stock at the closing market price of the shares on the date of the grant. In the same three-year period, each professional of the Supervisory Board may receive 9,000 options for 1999 and 4,500 options for both 2000 and 2001.
Under the Plan, the options vest over one year and are exercisable for a period expiring eight years from the date of grant.

In 2001, the Shareholders voted to adopt the 2001 Stock Option Plan (the "2001 Plan") whereby options for up to 60,000,000 shares may be granted in installments over a five year period. The options may be granted to purchase shares of common stock at a price not lower than the market price of the shares on the date of grant. Under the 2001 Plan, 32% of the options granted vest after two years, 32% after three years and 36% after four years following the date of the grant. The options granted are exercisable over a period of ten years.

(In thousands of U.S. dollars, except per share amounts)

A summary of stock option activity for the plans for the three years ended December 31, 2001, follows:

	Number of Shares	Price Per Share Range	Price Per Share Weighted Average
Outstanding at December 31, 1998	15,588,330	$1.54 - $14.23	$9.53
Options granted:			
1995 Plan	8,878,200	$24.88	$24.88
Supervisory Board Plan	180,000	$24.88	$24.88
Options cancelled	-161,640	$6.04 - $24.88	$14.30
Options exercised	-2,767,200	$1.33 - $14.23	$5.47
Outstanding at December 31, 1999	21,717,690	$6.04 - $24.88	$16.41
Options granted:			
1995 Plan	7,570,890	$50.69 - $62.01	$58.77
Supervisory Board Plan	103,500	$62.01	$62.01
Options cancelled	-253,950	$6.04 - $62.01	$27.57
Options exercised	-1,988,195	$6.04 - $24.88	$6.94
Outstanding at December 31, 2000	27,149,935	$6.04 - $62.01	$28.98
Options granted:			
1995 Plan	139,851	$31.65 - $44.00	$33.99
2001 Plan	9,599,000	$29.61 - $39.00	$38.92
Supervisory Board Plan	112,500	- $39.00	$39.00
Options cancelled	-956,750	$6.04 - $62.01	$39.90
Options exercised	-1,372,935	$6.04 - $24.88	$10.36
Outstanding at December 31, 2001	**34,671,601**	**$6.04 - $62.01**	**$32.22**

Stock options exercisable were as follows:

	December 31, 1999	December 31, 2000	**December 31, 2001**
Options exercisable	2,631,330	5,149,338	**7,640,893**
Weighted average exercise price	$6.46	$9.72	**$11.91**

The weighted average remaining contractual life of options outstanding as of December 31, 1999, December 31, 2000 and December 31, 2001 was 6.4, 6.1 and 6.3 years, respectively.

(In thousands of U.S. dollars, except per share amounts)

The range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life of options outstanding as of December 31, 2001 was as follows:

Number of shares	Option price range	Weighted average exercise price	Weighted average remaining contractual life
2,388,470	$6.04	$6.04	2.2 years
57,000	$9.00	$9.00	2.8 years
3,667,255	$12.03	$12.03	4.6 years
3,069,295	$14.23	$14.23	3.7 years
8,626,260	$24.88	$24.88	5.7 years
61,900	$29.61	$29.61	9.8 years
16,000	$29.70	$29.70	9.7 years
105,110	$31.65	$31.65	7.2 years
9,441,325	$39.00	$39.00	9.3 years
26,501	$44.00	$44.00	7.0 years
1,879,920	$50.69	$50.69	7.0 years
55,025	$52.88	$52.88	6.7 years
85,140	$55.25	$55.25	6.1 years
5,192,400	$62.01	$62.01	6.5 years

The range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life of options exercisable as of December 31, 2001 was as follows:

Number of shares	Option price range	Weighted average exercise price	Weighted average remaining contractual life
2,388,470	$6.04	$6.04	2.2 years
3,069,295	$14.23	$14.23	3.7 years
57,000	$9.00	$9.00	2.8 years
1,856,128	$12.03	$12.03	4.6 years
180,000	$24.88	$24.88	5.7 years
90,000	$62.01	$62.01	6.5 years

Employee stock purchase plans

In November 2000, the Company offered to certain of its employees world-wide the right to acquire up to 275 shares of capital stock per employee, at a price of $38.68 (45.00 euros) per share, representing a discount of fifteen percent from the market price. A total of 559,929 shares were issued to participating employees world-wide as a result of the offering.

In May 2001, the Company offered to certain of its employees world-wide the right to acquire up to 328 shares of capital stock per employee, at a price of $32.32 (36.81euros) per share, representing a discount of fifteen percent from the market price. A total of 580,817 shares were issued to participating employees worldwide as a result of the offering.

In December 2001, the Company offered to certain of its employees world-wide the right to acquire up to 371 shares of capital stock per employee, at a price of $28.60 (32.14 euros) per share, representing a discount of fifteen percent from the market price. A total of 384,566 shares were issued to participating employees worldwide as a result of the offering.

(In thousands of U.S. dollars, except per share amounts)

Fair value of stock-based compensation

The Company has various stock option plans and employee stock purchase plans, as described above.
The Company applies the intrinsic-value-based method prescribed by Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25), and related Interpretations, in accounting for stock-based awards to employees. Under APB 25 , the Company generally recognizes no compensation expense with respect to such awards.

Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" (FAS 123) as if the Company had accounted for its stock-based awards to employees under the fair value method prescribed by FAS 123.
The fair value of the Company's stock-based awards to employees was estimated using a Black-Scholes option pricing model.
The fair value was estimated using the following weighted-average assumptions:

	1999	2000	**2001**
Expected life (years)	5	5	**5**
Volatility	41.0%	42.2%	**57.4%**
Risk-free interest rate	5.8%	6.0%	**4.5%**
Dividend yield	0.10%	0.05%	**0.10%**

The weighted average fair value of options granted during 1999, 2000 and 2001 was $11.08, $27.12 and $20.48 per option, respectively.

If compensation cost for the Company's stock-based compensation plans had been determined based on the fair value at the grant dates consistent with FAS 123, the Company's net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

	Year ended Dec 31, 1999	Year ended Dec 31, 2000	**Year ended Dec 31, 2001**
Net income			
Pro forma	522,593	1,387,278	**130,596**
Pro forma earnings per share			
Basic	0.61	1.57	**0.15**
Diluted	0.59	1.51	**0.14**

These pro forma amounts include amortized fair values attributable to stock-based awards granted after December 31, 1995 only, and are therefore not representative of future pro forma amounts.

Notes to consolidated financial statements

(In thousands of U.S. dollars, except per share amounts)

Other comprehensive loss

The accumulated balances related to each component of other comprehensive loss were as follows:

	Foreign currency translation loss	Unrealized gain (loss) on securities	Minimum pension liability adjustment	Accumulated other comprehensive loss
Balance as of December 31, 1998	-176,372	---	---	-176,372
Other comprehensive loss, net of tax	-319,491	---	---	-319,491
Balance as of December 31, 1999	-495,863	---	---	-495,863
Other comprehensive income (loss), net of tax	-190,629	10,262	---	-180,367
Balance as of December 31, 2000	-686,492	10,262	---	-676,230
Other comprehensive loss, net of tax	-170,855	-10,059	-11,819	-192,733
Balance as of December 31, 2001	**-857,347**	**203**	**-11,819**	**-868,963**

13. Earnings per share

For the years ended December 31, 1999, 2000 and 2001, earnings per share (EPS) was calculated as follows:

	Year ended Dec 31, 1999	Year ended Dec 31, 2000	**Year ended Dec 31, 2001**
Basic EPS			
Net income	547,252	1,452,103	**257,067**
Weighted average shares outstanding	859,111,668	885,728,493	**893,267,868**
Basic EPS	0.64	1.64	**0.29**
Diluted EPS			
Net income	547,252	1,452,103	**257,067**
Convertible debt interest, net of tax	13,387	28,204	**0**
Net income adjusted	560,639	1,480,307	**257,067**
Weighted average shares outstanding	859,111,668	885,728,493	**893,267,868**
Dilutive effect of stock options	7,995,558	13,831,539	**8,715,097**
Dilutive effect of convertible debt	34,116,684	36,499,180	**0**
Number of shares used in calculating EPS	901,223,910	936,059,212	**901,982,965**
Diluted EPS	0.62	1.58	**0.29**

(In thousands of U.S. dollars, except per share amounts)

14. Retirement plans

The Company and its subsidiaries have a number of defined benefit pension plans covering employees in various countries. The plans provide for pension benefits, the amounts of which are calculated based on factors such as years of service and employee compensation levels. Eligibility is generally determined in accordance with local statutory requirements.

	December 31, 2000	December 31, 2001
Change in benefit obligation:		
Benefit obligation at beginning of year	102,363	**122,505**
Service cost	7,762	**9,495**
Interest cost	6,189	**7,737**
Benefits paid	-2,532	**-2,025**
Actuarial losses	14,053	**4,019**
Foreign currency translation adjustments	-5,964	**-3,460**
Other	634	**342**
Benefit obligation at end of year	122,505	**138,613**
Change in plan assets:		
Plan assets at fair value at beginning of year	99,448	**95,288**
Actual return on plan assets	1,266	**-6,600**
Employer contributions	2,777	**6,888**
Benefits paid	-2,532	**-2,026**
Foreign currency translation adjustments	-6,076	**-2,451**
Other	405	**291**
Plan assets at fair value at end of year	95,288	**91,390**
Funded status	-27,217	**-47,223**
Unrecognized prior service cost	6,967	**6,110**
Unrecognized transition obligation	-2,310	**-1,975**
Unrecognized net actuarial loss	16,957	**33,177**
Accrued benefit cost	-5,603	**-9,911**
Net amount recognized in the balance sheet consists of the following:		
Prepaid benefit cost	7,423	**778**
Accrued benefit liability	-15,174	**-24,942**
Intangible asset	2,148	**2,434**
Accumulated other comprehensive loss	---	**11,819**
Net amount recognized	-5,603	**-9,911**

The weighted average assumptions used in the determination of the net pension cost for the pension plans were as follows:

Assumptions	1999	2000	2001
Discount rate	6.30%	6.22%	**6.09%**
Salary increase rate	3.81%	4.15%	**4.03%**
Expected rate of return on funds	7.04%	6.20%	**6.65%**

(In thousands of U.S. dollars, except per share amounts)

The components of the net periodic benefit cost includes the following:

	December 31, 1999	December 31, 2000	**December 31, 2001**
Service cost	8,087	7,762	**9,495**
Interest cost	5,693	6,189	**7,737**
Expected return on plan assets	-5,956	-7,020	**-6,944**
Amortization of unrecognized transition obligation	-324	-303	**-295**
Recognized gains and losses	503	70	**-69**
Recognition of prior service cost	850	847	**846**
Net periodic benefit cost	8,853	7,545	**10,770**

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $6,737, $6,638 and $2,560 , respectively, as of December 31, 2000 and $113,056, $93,426 and $83,961, respectively, as of December 31, 2001.

(In thousands of U.S. dollars, except per share amounts)

15. Long-term debt

The Company also has defined contribution pension plans which provide retirement benefits to certain of its employees. The benefit accrues to the employees on a pro-rata basis, adjusted for inflation, during their employment period and is based on the individuals' salary. As of December 31, 2000 and 2001, the Company accrued $99,961 and $102,109, respectively, for these defined contribution pension plans. The annual cost of these plans amounted to approximately $15,200, $18,000 and $19,300 in 1999, 2000 and 2001, respectively.

Long-term debt, all of which is unsecured, includes debt held by the following subsidiaries:

		December 31, 2000	**December 31, 2001**
STMicroelectronics S.A. (France)			
- 4.90%	Bank loan due 2002	21,278	**6,718**
- 4.88%	Bank loan due 2002	21,278	**6,718**
- 3.88%	Bank loan due 2006	--	**134,353**
- 4.21%	Other bank loans	157,037	**6,558**
STMicroelectronics s.r.l. (Italy)			
- 5.68%	Bank loan due 2002	32,928	**32,061**
- 5.35%	Bank loan due 2006	27,501	**21,856**
- 1.44%	Other bank loans	57,955	**50,486**
STMicroelectronics N.V. (Netherlands)			
- 1.75%	Liquid Yield Option Notes (LYONs due 2008)	112,520	**--**
- 2.44%	Liquid Yield Option Notes (LYONs due 2009)	743,371	**761,451**
- 3.75%	Convertible Bonds (due 2010)	1,486,738	**1,543,004**
STMicroelectronics Pte (Singapore)			
- 4.00%	Bank loan due 2007	--	**162,224**
- 3.50%	Other bank loans	1,124	**733**
STMicroelectronics (others)			
- 4.85%	Bank loans	144,724	**141,893**
Total long-term debt		2,806,454	**2,868,055**
Less current portion		105,972	**96,528**
Long-term debt, less current portion		2,700,482	**2,771,527**

(In thousands of U.S. dollars, except per share amounts)

Long-term debt is denominated in the following currencies:

	December 31, 2000	**December 31, 2001**
U.S. dollar	2,445,569	**2,410,455**
Italian lira	128,398	**114,155**
French franc	199,593	**154,347**
Other	32,894	**189,098**
Total	2,806,454	**2,868,055**

Aggregate future maturities of long-term debt outstanding are as follows:

	December 31, 2001
2002	**96,528**
2003	**108,946**
2004	**120,919**
2005	**90,753**
2006	**84,654**
Thereafter	**2,366,255**
Total	**2,868,055**

In June 1998, the Company issued $513,852 face value of zero-coupon subordinated convertible notes (LYONs), due 2008, for net proceeds of $421,837.
In May 2001, the Company issued a notice of redemption of all outstanding Liquid Yield Option Notes (LYONs) due 2008. As a result, all of the LYONs due 2008 were converted into common shares.

In September 1999, the Company issued $918,530 face value of zero-coupon subordinated convertible notes (LYONs), due 2009, for net proceeds of $708,288. The notes are convertible at any time by the holders at the rate of 26.292 shares of the Company's common stock for each one thousand dollar face value of the notes. The holders may redeem their LYONs on September 22, 2004 at a price of $885.91 per one thousand dollar face value of the LYONs. The Company may choose to pay the redemption price in cash or in common shares or a combination of the both. On or after September 22, 2002 and prior to September 22, 2004, the Company may redeem for cash all, but not a portion of the LYONs. On or after September 22, 2004, the Company may redeem all or a portion of the LYONs for cash. The notes are subordinated to all the other and existing and future indebtedness of the Company.

In November 2000, the Company issued $2,145,923 face value of zero-coupon unsubordinated convertible bonds, due 2010, for net proceeds of $1,457,828. The debt discount of $665,923 is amortized straight-line over the term of the debt and recorded as interest expense. The notes are convertible at any time by the holders at the rate of 9.32 shares of the Company's common stock for each one thousand dollar face value of the notes. The holders may redeem their convertible bonds for cash on January 17, 2005, at a price of $805.15 per one thousand dollar face value of the convertible notes. On or after November 16, 2003 and prior to November 16, 2005, the Company may redeem for cash all, but not a portion of the convertible bonds. On or after November 16, 2005, the Company may redeem for cash all or a portion of the convertible bonds. The notes are unsubordinated to all the other and existing and future indebtedness of the Company.

During 1999, $52,476 face amount of convertible bonds were converted into 939,528 shares of common stock.
During 2000, $333,580 face amount of convertible bonds were converted into 17,908,743 shares of common stock.
During 2001, $128,340 face amount of convertible bonds were converted into 6,886,927 shares of common stock.
The conversion of the convertible notes in 1999, 2000 and 2001 resulted in non-cash transactions in financing activities

(In thousands of U.S. dollars, except per share amounts)

of $44,412, $283,400 and $111,585 respectively.

Credit facilities

The Company has revolving line of credit agreements with several financial institutions totaling $994,600. At December 31, 2001, amounts available under the lines of credit are reduced by borrowings of $32,750 at an average interest rate of 2.36%.

16. Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	December 31, 2000	**December 31, 2001**
Taxes other than income taxes	50,228	**36,153**
Salaries and wages	181,516	**129,857**
Social charges	70,957	**63,191**
Advances received on fundings	10,562	**18,515**
Commercial rebates	32,755	**11,030**
Royalties payable	42,313	**39,355**
Other	120,834	**111,441**
Total	509,165	**409,542**

17. Other revenues

Other revenues consist of the following:

	1999	2000	**2001**
Co-development contract fees	30,205	41,229	**47,358**
Other	2,962	7,570	**5,625**
Total	33,167	48,799	**52,983**

18. Other income and expenses

Other income and expenses consist of the following:

	December 31, 1999	December 31, 2000	**December 31, 2001**
Research and development funding	60,352	42,065	**57,530**
Start-up costs	-24,736	-115,137	**-89,478**
Exchange gain, net	14,653	15,767	**11,360**
Gain on sale of marketable securities	---	8,952	**27,153**
Other	-10,429	-35,180	**-12,584**

(In thousands of U.S. dollars, except per share amounts)

Total	39,840	-83,533	**-6,019**

19. Impairment and restructuring charges

In the second quarter of 2001, the Company recorded an impairment charge of $296,300. This charge includes impairment losses of (i) $176,700 associated with tangible assets at the Company's fabrication sites; (ii) $97,300 related to purchased technologies and goodwill on previous acquisitions; and (iii) $22,300 for financial assets with an other than temporary decline in value. This impairment charge resulted from a significant deterioration in the business climate in the semiconductor industry. Due to these market changes, the Company revised its production forecasts and foresees an under-utilization of the capacities of certain 150 mm fabrication facilities. The fair value for tangible and intangible assets was determined using the discounted expected future cash flows model. Quoted market values were used in determining the fair value of financial assets.

Additionally in the second quarter of 2001, the Company recorded restructuring charges of $15,034 related to the closure of its facility in Ottawa, Canada. These restructuring charges related to the severance of plant personnel and were paid in 2001.

In the third quarter of 2001, the Company recorded an impairment charge of $23,300 relating to the building and facilities of our Rancho Bernardo, California, 150 mm fabrication plant by April 2002. This impairment charge was based on quoted market value and resulted from management's decision to close the plant. The production capacity related to the facility will be transferred to other 150 mm fabrication plants.

In the fourth quarter of 2001, the Company recorded expenses of $10,881 relating to severance costs and retention bonuses for plant employees during the closure of the facilities in Ottawa, Canada and Rancho Bernardo, California. Any costs of relocating personnel from the facilities and for transferring equipment to other fabrication sites will be recognized as incurred during 2002.

20. Net interest income

Net interest income consists of the following:

	December 31, 1999	December 31, 2000	**December 31, 2001**
Income	81,888	111,403	**100,164**
Expense	-46,264	-64,700	**-113,204**
Total	35,624	46,703	**-13,040**

Cash paid for interest was $48,086 in 1999, $60,862 in 2000 and $110,918 in 2001. Capitalized interest was $8,317 in 1999, $1,846 in 2000 and $8,854 in 2001.

(In thousands of U.S. dollars, except per share amounts)

21. Income tax

Income before income tax expense is comprised of the following:

	December 31, 1999	December 31, 2000	**December 31, 2001**
Loss recorded in The Netherlands	-17,494	-6,393	**-32,055**
Income from foreign operations	724,616	1,835,822	**353,214**
Income before income tax expense	707,122	1,829,429	**321,159**

STMicroelectronics N.V. and its subsidiaries are individually liable for income tax. Tax losses can only offset profits generated by the taxable entity incurring such loss.

Income tax expense is comprised of the following:

	December 31, 1999	December 31, 2000	**December 31, 2001**
Domestic taxes - current	-4,353	-7,585	**-5,311**
Foreign taxes - current	-130,904	-342,837	**-139,065**
Current taxes	-135,257	-350,422	**-144,376**
Deferred taxes	-21,957	-24,697	**83,316**
Income tax expense	-157,214	-375,119	**-61,060**

The principal items comprising the differences in income taxes computed at The Netherlands statutory rate (35%) and the effective income tax rate are the following:

	December 31, 1999	December 31, 2000	**December 31, 2001**
Income tax expense computed at statutory rate	-247,493	-640,300	**-112,406**
Deductions for financial reporting with no tax effect	-699	-13,349	**-28,561**
Variation in valuation allowance	3,107	-7,185	**-1,865**
Other tax and credits	8,549	-4,770	**-5,222**
Benefits from tax holidays	49,911	225,193	**80,618**
Earnings of subsidiaries taxed at different rates	29,411	65,292	**6,375**
Income tax expense	-157,214	-375,119	**-61,061**

Permanent differences reflect mainly the effects of capital allowance programs and special tax incentive programs existing in some Asia Pacific and Mediterranean countries, and of various non-deductible items.
The tax holidays aim to attract foreign technological investment in certain tax jurisdictions. The effect of the tax holidays on basic earnings per share was $0.06, $0.25 and $0.09 for the years ended December 31, 1999, 2000 and 2001, respectively. The Company will continue to benefit from these tax holidays over ten years.

Notes to consolidated financial statements

(In thousands of U.S. dollars, except per share amounts)

Deferred tax assets and liabilities consist of the following:

	December 31, 2000	**December 31, 2001**
Tax loss carryforwards and investment credits	22,672	**29,696**
Inventory valuation	39,892	**28,026**
Impairment charges	---	**24,161**
Fixed asset depreciation in arrears	23,632	**11,793**
Receivables for government funding	433	**7,669**
Other temporary differences	42,352	**53,190**
Total deferred tax assets	128,981	**154,535**
Valuation allowance	-5,066	**-1,097**
Deferred tax assets, net	123,915	**153,438**
Accelerated fixed assets depreciation	-191,632	**-123,840**
Acquired intangible assets	---	**-10,961**
Advances of government funding	-10,755	**-6,296**
Other temporary differences	-20,563	**-23,800**
Deferred tax liabilities	-222,950	**-164,897**
Net deferred income tax liability	-99,035	**-11,459**

Deferred income taxes were classified in the consolidated balance as follows:

	December 31, 2000	**December 31, 2001**
Other receivables and assets	71,651	**53,252**
Investments and other non-current assets	15,916	**18,255**
Accrued and deferred income tax	-8,041	**-8,066**
Other non-current liabilities	-178,561	**-74,900**
Net deferred income tax liability	-99,035	**-11,459**

As of December 31, 2001, the Company and its subsidiaries have net operating loss carryforwards of $87,399 which expire between 2001 and 2007.

The Company paid $99,930 cash for income taxes in 1999, $242,929 cash for income taxes in 2000 and $264,122 cash for income taxes in 2001.

(In thousands of U.S. dollars, except per share amounts)

22. Commitments

Lease commitments

The Company leases land, building, plant and equipment under non-cancelable lease agreements. As of December 31, 2001 the future minimum lease payments to which the Company was committed under operating leases were as follows:

Year	
2002	**28,260**
2003	**24,749**
2004	**21,954**
2005	**19,345**
2006	**18,424**
Thereafter	**72,186**
Total	**184,918**

Other commitments

As of December 31, 2001, the Company had commitments of $342,045 for equipment purchases , of $ 214,515 for foundry wafers purchases and of $155,220 for software purchases.

23. Contingencies

The Company is involved in various lawsuits, claims, investigations and proceedings incidental to the normal conduct of its operations. These matters mainly include the risks associated with external patents utilization, various investigations, claims from customers and tax disputes. Management has accrued for these loss contingencies when the loss is probable and can be estimated. Management believes that these contingencies will not have a material adverse effect on the business, financial condition or results of operations of the Company.

During 2000, the Company acquired a manufacturing facility. The terms of the agreement require the Company to pay additional amounts up to $30,000 if certain conditions are met during the second and third year after acquisition. Payment of the contingent amounts is considered reasonably possible, and therefore it has not been recorded at December 31, 2001.

24. Financial Instruments and Risk Management

Financial instruments and derivatives are used exclusively for purposes other than trading.

Foreign exchange forward contracts and currency options

The Company enters into foreign exchange forward contracts and currency options to manage exposure to fluctuations in foreign currency exchange rates and to cover a portion of both its probable anticipated, but not firmly committed, transactions and transactions with firm foreign currency commitments.
These transactions include international sales by various subsidiaries in foreign currencies, foreign currency denominated purchases, intercompany sales and other intercompany transactions.
Such contracts outstanding as of December 31, 2001 have remaining terms of one to six months, maturing on average after 98 days.

(In thousands of U.S. dollars, except per share amounts)

The notional amounts of foreign exchange forward contracts totaled $780,423 and $1,138,795 at December 31, 2000 and 2001, respectively.
The principal currencies covered are the US dollar, the Euro, the Japanese Yen, and the Swiss franc.

The risk of loss associated with purchased options is limited to premium amounts paid for the option contracts. The risk of loss associated with forward contracts is equal to the exchange rate differential from the time the contract is entered into until the time it is settled. At December 31, 2000 and 2001, no currency options were outstanding.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of interest-bearing investments and trade receivables. The Company places its cash and cash equivalents and certain other financial instruments with a variety of high credit quality financial institutions and has not experienced any material losses relating to such instruments. The Company invests its excess cash in accordance with its investment policy which aims to minimize credit risk.

The Company controls the credit risks associated with financial instruments through credit approvals, investment limits and centralized monitoring procedures but does not normally require collateral or other security from the parties to financial instruments.
At December 31, 2000 and 2001, one customer, the Nokia group of companies, represented 13.7% and 29.4% of trade accounts receivable, respectively.
Any remaining concentrations of credit risk with respect to trade receivables are limited due to the large number of customers and their dispersion across many geographic areas. The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business.
The Company does not anticipate non-performance by counterparties which could have a significant impact on its financial position or results of operations.

Fair value of financial instruments

The estimates of fair value were obtained using prevailing financial market information resulting from various valuation techniques. The methodologies used to estimate fair value are as follows:

Cash and cash equivalents, accounts and notes receivable, bank overdrafts, short-term borrowings, accounts and notes payables

The carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value because of the relatively short period of time between the origination of the instruments and their expected realization.

Long-term debt and current portion of long-term debt

The fair values of long-term debt were determined based on quoted market prices, and by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Company's incremental borrowing rates for similar types of borrowing arrangements.

(In thousands of U.S. dollars, except per share amounts)

Foreign exchange forward contracts

The fair values of these instruments are estimated based upon quoted market prices for the same or similar instruments.

	2000		**2001**	
	Carrying Amount	Estimated Fair Value	**Carrying Amount**	**Estimated Fair Value**
Balance sheet				
- Bank loans (including current portion)	463,825	465,922	**563,600**	**574,404**
- Convertible debt	2,342,629	2,859,756	**2,304,455**	**2,411,846**
Off-balance sheet				
- Forward exchange contracts	8,886	10,943	**735**	**735**

25. Related party transactions

Transactions with significant shareholders and their affiliates were as follows:

	December 31, 1999	December 31, 2000	**December 31, 2001**
Sales	19,033	196	**818**
Research and development expenses	-16,958	-13,663	**-25,626**
Other purchases and expenses	-2,772	-17,991	**-12,120**
Accounts receivable	6,222	774	**290**
Accounts payable	1,876	1,346	**2,537**

For the years ended December 31, 1999, 2000 and 2001, the related party transactions were primarily with two shareholders, Areva (formerly known as CEA-Industrie) and France Telecom.

26. Segment information

The Company operates in two segments: the Semiconductor segment and the Subsystems segment.
In the Semiconductor segment, the Company designs, develops, manufactures and markets a broad range of products, including discrete, memories and standard commodity components, ASICSs (full custom devices and semicustom devices) and ASSPs for analog, digital, and mixed-signal applications.
In the Subsystems segment, the Company designs, develops, manufactures and markets subsystems and modules for the Telecom, Automotive and Industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. The Subsystems segment does not meet the requirements for a reportable segment as defined in FAS 131. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

Notes to consolidated financial statements

(In thousands of U.S. dollars, except per share amounts)

The following is a summary of operations by entities located within the indicated geographic areas for 1999, 2000 and 2001. Long-lived assets consist of net property and equipment and other intangible assets.

Net revenues

	December 31, 1999	December 31, 2000	**December 31, 2001**
The Netherlands	670,720	1,323,613	**2,016,362**
France	451,243	651,116	**484,165**
Italy	174,087	249,588	**229,462**
Germany	470,554	611,115	**0**
Other European countries	158,159	161,041	**593**
USA	1,222,743	1,761,783	**957,783**
Singapore	1,669,129	2,277,772	**1,988,933**
Other countries	239,641	777,175	**679,598**
Total	5,056,276	7,813,203	**6,356,896**

Long-lived assets

	December 31, 1999	December 31, 2000	**December 31, 2001**
The Netherlands	75,759	107,642	**123,014**
France	1,239,540	1,889,729	**1,731,916**
Italy	1,117,241	1,650,506	**1,687,156**
Germany	1,094	1,620	**3,314**
Other European countries	160,443	237,717	**206,553**
USA	736,187	1,081,327	**796,392**
Singapore	245,386	649,116	**749,070**
Other countries	477,316	869,530	**803,356**
Total	4,052,966	6,487,187	**6,100,771**

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMICROELECTRONICS N.V.

Dated: March 12, 2002

By: [signature]

Name: Pasquale Pistorio
Title: President and Chief Executive Officer